EXHIBIT 21

SUBSIDIARIES OF CLUBCORP CLUB OPERATIONS, INC.(1)

Subsidiary	Jurisdiction of Organization
ClubCorp USA, Inc.(2)	Delaware

(1) The names of certain subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary,” have been omitted.

(2) ClubCorp USA, Inc. is a direct wholly-owned subsidiary of ClubCorp Club Operations, Inc. 187 consolidated wholly-owned subsidiaries of ClubCorp USA, Inc. operating in the hospitality line of business have been omitted, 179 of which operate in the United States and 8 of which operate in foreign countries.